ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2005
(PREPARED BY MANAGEMENT)

	September 30, 2005 (UNAUDITED) $	December 31, 2004 (AUDITED) $
ASSETS		
Current		
Cash	106,204	51,173
Marketable securities (Note 2)	16,463	32,018
Accounts receivable	–	379
	122,667	83,570
Note receivable (Note 3)	546,903	546,903
Investment in subsidiaries (Note 3)	578,389	615,740
Interests in mining properties (Note 4)	1,009,946	1,011,499
Natural gas interests (Note 5)	1,469,133	1,434,505
Capital assets	1,422	–
Investment in technology projects	1	1
Total Assets	3,728,461	3,692,218
LIABILITIES		
Current		
Accounts payable	6,645	12,698
Loan from officer	–	35,000
Current portion of consulting charge payable	35,100	35,100
	41,745	82,798
Consulting charge payable	105,300	140,400
	147,045	223,198
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	9,377,232	9,279,232
Contributed surplus (Note 6)	95,950	69,950
Deficit	(5,891,766)	(5,880,162)
	3,581,416	3,469,020
Total liabilities and shareholders' equity	3,728,461	3,692,218

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 (UNAUDITED)

	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
	$	$	$	$
Operating activities				
Net loss	(43,300)	(15,513)	(11,604)	(70,733)
Items not affecting cash				
Share of net loss of equity investment	280	110	860	1,095
Stock-based compensation cost	32,000	–	32,000	–
Amortization	142	–	285	–
Abandonment and write offs	–	1,090	–	1,090
Gain on sale of marketable securities	–	–	(56,416)	–
Decrease (increase) accounts receivable	6,860	770	379	(976)
Decrease in due to director	–	–	(35,000)	–
Decrease in accounts payable	(33,017)	(23,308)	(6,053)	(13,422)
Decrease in consulting charge payable	–	–	(35,100)	–
Cash used in operating activities	(37,035)	(36,851)	(110,649)	(82,946)
Investing activities				
Deferred exploration expenditures	1,553	(34)	1,553	(5,379)
Proceeds on sale of marketable securities	–	–	71,971	–
Natural gas interest	49,838	34,386	(34,628)	16,521
Purchase of capital assets	–	–	(1,707)	–
Investment in subsidiaries	(1)	(46)	36,491	39,172
Cash provided by (used in) investing activities	51,390	34,306	73,680	50,314
Financing activities				
Issue of shares	12,000	–	92,000	24,000
Contributed surplus	–	–	–	2,400
Cash provided by financing activities	12,000	–	92,000	26,400
Change in cash	26,355	(2,545)	55,031	(6,232)
Cash, beginning of period	79,849	23,226	51,173	26,913
Cash, end of period	106,204	20,681	106,204	20,681

6. Share capital and options

Share Capital

Authorized

An unlimited number of common shares of no par value.

Issued	**No. of shares**	**Amount** $
Issued at December 31, 2004	24,133,554	9,279,232
Issued for cash in 2005		
– flow through shares private placement	800,000	80,000
– exercise of stock options	120,000	12,000
Stock-based compensation value of options exercised in 2005	–	6,000
Issued at September 30, 2005	25,053,554	9,377,232

At September 30, 2005, there were 219,667 escrowed common shares outstanding.

Options

a) The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant.

The prices of all stock options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

At September 30, 2005, there were 850,000 option shares available for grant.

The following table summarizes share option activities since December 31, 2004:

	Options outstanding	
	Number of shares	**Weighted average exercise price** $
Balance at December 31, 2004	1,343,000	0.107
Granted	200,000	0.150
Exercised	(120,000)	0.100
Cancelled	(550,000)	0.103
Balance at September 30, 2005	873,000	0.121

The following table summarizes outstanding share options at September 30, 2005:

Number of share options outstanding			**Expiry date**	**Weighted average Exercise price**
Exercisable	**Unexercisable**	**Total**		$
463,000	–	463,000	August 18, 2007	0.100
10,000	–	10,000	March 18, 2008	0.100
200,000	–	200,000	June 17, 2009	0.140
200,000		200,000	August 17, 2010	0.150
873,000	–	873,000		0.121

b) **Accounting for stock-based compensation cost**

Since 2004, the Company has adopted, retroactively without restating prior periods, the recommendations of the CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now require that the fair value based method be applied to awards granted to employees. Under the recommendations, the Company recognises the stock-based compensation cost related to options granted on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation.

The Company recognised stock-based compensation cost of $32,000 related to 200,000 vested option shares granted to a director and an officer in 2005 with a fair value of $0.16 estimated by using the Black Scholes option pricing model and the following assumptions: expected life of 5 years, a risk-free interest rate of 4.25%, a volatility of 263.64% and a dividend yield of 0%.

7. Related Party transaction

a) Consulting services were provided by two officers (one effective June 16, 2005). Fees for such services amounted to $20,613. The fees have been allocated to administrative expense ($2,709) and to resource properties ($17,904).

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 **Dated October 27, 2005**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the unaudited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the nine months ended September 30, 2005 and should be read in conjunction with them. Some of the items discussed in the Management's Discussion and Analysis for the year ended December 31, 2004 ("2004 Annual MD&A") dated April 12, 2005 are relevant for the quarter under review and therefore readers are advised to read this with the 2004 Annual MD&A.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. Readers are therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

a) Altai's three properties in Canada, all in the Quebec Province – the 50% owned Malartic gold property, the 53.5% owned (as at December 31, 2004) Lac St. Pierre natural gas property and the 53.5% owned (as at December 31, 2004) Sorel natural gas property, were maintained in good standing in 2005.

b) i) In July 2005, the Company and its joint venture partner in its Lac St. Pierre and Sorel gas properties, Petro St-Pierre Inc., signed an agreement with Talisman Energy Canada ("Talisman") of Calgary, Alberta re a portion of their oil and gas permits in the two properties. The agreement involves four permits and a fraction of a fifth one aggregating to approximately 74,250 hectares (183,500 acres) ("Farmout Lands").

According to the independent consultant, the main target in the Farmout Lands is a NE trending collapse zone 34 kilometers long averaging one kilometer in width. It may extend further SE within the Farmout Lands. The zone appears as a depression at the top of Trenton formation of Ordovician age at a depth of about 750 meters. The depression is interpreted to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). Targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York State, West Virginia and elsewhere in the Appalachians. In addition to Trenton formation the stratigraphically lower Chazy, Beekmantown and Potsdam formations have gas showings elsewhere in the Appalachians.

Talisman may earn a 100% equity (working) interest in any permit by drilling one well in that permit. Talisman has committed to drilling one well, while the other wells are optional. The option extends to April 2010. Altai and Petro St-Pierre Inc. will retain an aggregate 15% (fifteen percent) gross royalty on all net receipts from the Farmout Lands.

Altai is pleased with the involvement of Talisman which has not only the means but more importantly the know-how to bring this project to a successful conclusion if nature cooperates and there is a discovery.

Development of a gas storage site or sale of storage rights remains an important aim of the project for Altai.

ii) In the Lac St. Pierre gas permits, the Company has outlined 23 shallow (less than 150 meters deep) gas targets and to date two of them have been drilled with gas discovery. The Company will be focusing on exploring and developing shallow gas reservoirs.

OVERALL PERFORMANCE, RESULTS OF OPERATIONS

a) In the nine months ended September 30, 2005, the Company incurred a net loss of $11,604 including its share ($860) of the net loss of equity investment in Altai Philippines. The small loss is mainly due to the gain of approximately $56,000 in the sale of some marketable securities offset by the stock-based compensation cost of $32,000 and administration expenses of $37,600.

b) During the nine months, the major sources of funding for the Company's exploration work in the Lac St. Pierre and Sorel natural gas properties and administration expenses came from the receipt in January 2005 of its share (US$30,000) of the anniversary payment by Crew Gold Corporation on the latter's option on the Negros Island sulfur property in the Philippines, a flow-through private placement of $80,000 made by an accredited investor, and the exercise of stock options of $12,000.

c) The contingent liability of the Company to an officer of the Company for consulting fees of approximately $450,000 resulted from voluntary reductions from consulting fees payable to July 31, 2004 in accordance with the terms of the consulting agreement has been cancelled with the officer's renunciation of the said claim.

Form 52-109FT2

Certification of Interim Filings

I, Niyazi Kacira, the President and Chief Executive Officer of Altai Resources Inc., certify that:

1. I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the interim period ending **September 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 1, 2005

"Niyazi Kacira"

Signature
President and Chief Executive Officer

Form 52-109FT2

Certification of Interim Filings

I, Maria Au, the Secretary-Treasurer of Altai Resources Inc., certify that:

1. I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the interim period ending **September 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 1, 2005

"Maria Au"

Signature
Secretary-Treasurer